Exhibit 99.1

Ellomay Capital Announces Execution and Financial Closing of Project Finance for the Ellomay Solar
Project and Consummation of Sale of the Talmei Yosef Project

Tel-Aviv, Israel, June 4, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported the execution and financial closing of a project finance facility for the Ellomay Solar PV plant and the consummation of the sale of the Talmei Yosef PV plant.

Project Finance for the Ellomay Solar PV Plant

The Company’s indirectly wholly-owned subsidiary, Ellomay Solar, S.L. (“Ellomay Solar”), which owns a 28 MW PV plant in Talaván, Cáceres, Spain that was connected to the grid in June 2022, entered into and reached financial closing of a project finance arrangement (the “Project Finance”) with Bankinter, S.A.

The Project Finance is comprised of two facilities: (i) a senior term loan for an amount of €10 million (the “Term Loan”); and (ii) a revolving facility for an amount of €500,000 (the “DSRF”). The Project Finance is for a term of 16 years and is repayable in semi-annual installments (principal and interest). The Project Finance includes a cash sweep mechanism that is expected to reduce the term of the Project Finance to approximately 13 years.

The Term Loan and DSRF (to the extent withdrawn) bear an annual interest of Euribor 6-month plus 2.5%. Ellomay Solar entered into swap agreement with respect to the amount of the Project Finance until June 30, 2037, replacing the Euribor 6-month rate with a fixed 6-month rate of approximately 3%, resulting in a fixed annual interest rate of approximately 5.5%.

The Project Finance provides for mandatory prepayment upon the occurrence of certain customary events and includes various customary collaterals, representations, warranties and covenants, including covenants to maintain a DSCR not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR is at least 1.20:1.0, (ii) the first instalment of the Project Finance will be repaid on December 31, 2024, and (iii) no amount under the DSRF has been withdrawn and not fully repaid.

Upon financial closing Ellomay Solar withdrew the Term Loan and distributed €9.7 million to Ellomay Luxembourg Holdings S.àr.l, the Company’s wholly-owned subsidiary and Ellomay Solar’s parent company.

Sale of the Talmei Yosef PV Plant

As previously announced, the Company entered into an agreement to sell its holdings in the 9 MW PV plant located in Talmei Yosef, Israel (the “Talmei Yosef PV Plant”) to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts. The consummation of the agreement was subject to several conditions to closing. Following fulfillment of such conditions, the sale was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million).

Ran Fridrich, CEO and a Board member of Ellomay, commented: “The financial closing of the Ellomay Solar project in Spain and the closing of the sale of the Talmei Yosef project increase the Company’s cash reserves, which will be used for the acceleration of construction of PV projects in the USA and Italy. The Company continues its policy of selling mature operating assets and obtaining project finance for projects that were self-funded after their connection to the grid. The Company is currently constructing approximately 50 MW PV in Texas, USA and approximately 40 MW PV in the Lazio Region, Italy without outside financing.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

●	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of 4.95 MW in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Ellomay Solar Italy One SRL that owns a photovoltaic plant with installed capacity of 14.8 MW in the Lazio Region, Italy that is ready for connection to the grid;

●	Ellomay Solar Italy Four SRL (15.06 MW PV), Ellomay Solar Italy Five SRL (87.2 MW PV), Ellomay Solar Italy Seven SRL (54.77 MW PV), Ellomay Solar Italy Nine SRL (8 MW PV) and Ellomay Solar Italy Ten SRL (18 MW PV) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW PV), Malakoff Solar I, LLC (6.96 MW PV) and Malakoff Solar II, LLC (6.96 MW PV), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW PV), Mexia Solar II, LLC (5.6 MW PV), and Talco Solar, LLC (10.3 MW PV), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas..

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes, the impact of the war and hostilities in Israel and Gaza, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States, in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

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